Exhibit 99.2

MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL REPORTING

Management is responsible for the integrity and objectivity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial information presented elsewhere in this report is consistent with that shown in the accompanying consolidated financial statements.

Management is also responsible for developing and maintaining the necessary systems of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and the financial records form a reliable base for the preparation of accurate and timely financial information.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee of the Board of Directors, which consists solely of non-management directors, reviews the consolidated financial statements and recommends them to the Board for approval. The shareholders’ auditors have full and unrestricted access to the Board of Directors and the Audit Committee and meet periodically with them to discuss audit, financial reporting and related matters.

Sylvain Allard, MBA President and Chief Executive Officer	Rick Davis, CA Vice President Financial Reporting and Acting Chief Financial Officer

AUDIT COMMITTEE REPORT

To the Shareholders of CHC Helicopter Corporation

The Audit Committee oversees the financial reporting process on behalf of the Board of Directors. In order to carry out this responsibility, the Committee, composed of Directors all of whom are independent of management, meets quarterly to review the Company’s financial statements and recommends their approval to the Board of Directors. The Audit Committee also reviews, on a continuing basis, any reports prepared by the Company’s external auditors relating to its accounting policies and procedures, as well as its internal controls. Financial information prepared for securities commissions and such regulatory bodies is also examined by the Audit Committee before filing. The Committee meets independently with management and the external auditors to review the involvement of each in the financial reporting process. These meetings are designed to facilitate any private communication with the Committee desired by each party. The Audit Committee recommends the appointment of the Company’s external auditors, who are elected annually by the Company’s shareholders.

Jack Mintz, Ph.D.
Chairman of the Audit Committee

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CHC HELICOPTER CORPORATION

We have audited the consolidated balance sheets of CHC Helicopter Corporation as at April 30, 2006 and 2005 and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three year period ended April 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2006 in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements as at April 30, 2005 and for the years ended April 30, 2005 and 2004 have been restated as disclosed in Note 3.

Chartered Accountants
Vancouver, Canada
July 12, 2006

CONSOLIDATED BALANCE SHEETS

AS AT APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS)
INCORPORATED UNDER THE LAWS OF CANADA

	2006	2005 (Restated Note 4)
Assets (Note 13)
Current assets
Cash and cash equivalents (Note 7)	$26,331	$51,391
Receivables	241,593	222,265
Future income tax assets (Note 22)	26,859	28,110
Inventory	92,522	66,483
Prepaid expenses	10,729	8,389
	398,034	376,638

Property and equipment, net (Note 8)	926,084	943,206
Investments (Note 9)	5,422	58,806
Intangible assets (Note 10)	4,806	6,499
Goodwill	7,803	8,861
Other assets (Note 11)	296,352	235,016
Future income tax assets (Note 22)	39,848	57,674
	$1,678,349	$1,686,700

Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$221,861	$229,925
Deferred revenue	2,608	3,180
Dividends payable	8,548	6,404
Income taxes payable	8,361	25,126
Future income tax liabilities (Note 22)	8,852	705
Current portion of debt obligations (Note 13(a))	25,694	26,812
	275,924	292,152

Long-term debt (Note 13(a))	151,139	97,543
Senior subordinated notes (Note 13(b))	448,120	502,760
Other liabilities (Note 16)	132,431	128,712
Future income tax liabilities (Note 22)	180,001	205,385
Shareholders’ equity	490,734	460,148
	$1,678,349	$1,686,700

Commitments, Guarantees and Contingencies (Notes 13, 26, 28 and 29)

On behalf of the Board:

Craig L. Dobbin, O.C. Director	Jack M. Mintz, Ph.D. Director

See accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS

YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2006	2005 (Restated Note 4)	2004 (Restated Note 4)
Revenue	$1,011,527	$967,163	$771,456
Direct costs	(797,355)	(742,121)	(620,279)
General and administration costs	(27,895)	(35,279)	(18,633)
Amortization	(58,652)	(53,099)	(38,536)
Restructuring costs (Note 14)	(16,345)	(17,589)	(9,181)
Gain on disposals of assets	238	4,104	3,307
Fair value adjustment (Note 6)	-	(14,260)	-
Operating income	111,518	108,919	88,134
Debt settlement costs (Note 15)	-	(2,017)	(19,716)
Financing charges (Note 13(d))	(53,990)	(38,309)	(29,824)
Earnings from continuing operations before income taxes and undernoted items	57,528	68,593	38,594
Non-controlling interest	(66)	(288)	-
Gain on sale of long-term investments (Note 9)	37,558	-	-
Equity in earnings of associated companies	6,630	5,480	3,925
Income tax (provision) recovery (Note 22)	(10,940)	(27,566)	9,703
Net earnings from continuing operations	90,710	46,219	52,222
Net earnings (loss) from discontinued operations (Note 6)	-	10,300	(321)
Net earnings	$90,710	$56,519	$51,901
Earnings per share (Note 23)
Basic
Net earnings from continuing operations	$2.16	$1.10	$1.26
Net earnings (loss) from discontinued operations	-	0.25	(0.01)
Net earnings	2.16	1.35	1.25
Diluted
Net earnings from continuing operations	$1.97	$1.01	$1.16
Net earnings (loss) from discontinued operations	-	0.22	(0.01)
Net earnings	1.97	1.23	1.15

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2006	2005 (Restated Note 4)	2004 (Restated Note 4)
Retained earnings, beginning of year as originally stated	$279,620	$229,866	$176,676
Restatements (Note 3)	(40,766)	(34,726)	(22,951)
Retained earnings, beginning of year as restated	238,854	195,140	153,725
Net earnings	90,710	56,519	51,901
Dividends	(17,083)	(12,805)	(10,486)
Retained earnings, end of year	312,481	238,854	195,140
Capital stock (Note 17)	240,152	239,469	238,428
Contributed surplus (Note 17)	4,363	3,291	3,291
Foreign currency translation adjustment (Note 20)	(66,262)	(21,466)	(17,605)
Total shareholders’ equity	$490,734	$460,148	$419,254
Dividends declared per participating voting share	$0.40	$0.30	$0.25
See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS)

	2006	2005 (Restated Note 4)	2004 (Restated Note 4)
Operating activities
Net earnings from continuing operations	$90,710	$46,219	$52,222
Non-operating items and items not involving cash:
Amortization	58,652	53,099	38,536
Fair value adjustment	-	14,260	-
Gain on disposals of assets and long-term investments	(37,796)	(4,104)	(3,307)
Equity earnings of associated companies	(6,630)	(5,480)	(3,925)
Defined benefit pension plans	(2,015)	(13,280)	(3,462)
Future income taxes	4,550	19,010	(21,002)
Non-cash financing charges	1,503	1,794	4,087
Debt settlement costs	-	2,017	19,716
Deferred revenue	6,083	(6,618)	1,096
Amortization of contract credits and deferred gains	(15,616)	(14,103)	(5,405)
Amortization of advance aircraft rental payments	2,177	3,285	1,737
Other	(6,190)	(3,987)	7,072
	95,428	92,112	87,365
Change in non-cash working capital (Note 24)	(56,093)	22,087	(159)
Cash flow from operations	39,335	114,199	87,206
Financing activities
Long-term debt proceeds	595,499	384,684	496,862
Long-term debt repayments	(498,600)	(243,582)	(342,001)
Dividends paid	(14,939)	(11,596)	(5,291)
Capital stock issued	496	907	3,289
Deferred financing costs	-	(5,598)	(13,200)
Debt settlement	-	(1,765)	(37,883)
Other	(6,888)	(125)	-
	75,568	122,925	101,776
Investing activities
Property and equipment additions	(283,562)	(236,013)	(161,320)
Helicopter major inspections	(23,612)	(15,539)	(9,237)
Proceeds from disposal of assets and long-term investments	315,044	90,940	126,898
Aircraft deposits	(124,990)	(52,983)	(23,574)
Restricted cash	(5,565)	(5,323)	(9,826)
Advances to BHS - Brazilian Helicopter Services Taxi Aereo Ltda. ("BHS")	(3,892)	-	-
Investments in subsidiaries, net of cash acquired	(1,123)	(17,984)	(97,540)
Prepaid aircraft rental	(3,630)	(10,798)	(14,335)
Other	2,088	(7,105)	3,019
	(129,242)	(254,805)	(185,915)
Effect of exchange rate changes on cash and cash equivalents	(10,721)	(3,821)	1,747
Cash (used in) provided by continuing operations	(25,060)	(21,502)	4,814
Cash provided by (used in) discontinued operations (Note 6)	-	11,814	(1,839)
Change in cash and cash equivalents during the year	(25,060)	(9,688)	2,975
Cash and cash equivalents, beginning of year	51,391	61,079	58,104
Cash and cash equivalents, end of year	$26,331	$51,391	$61,079

See accompanying notes (Supplemental cash flow information, Note 19)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

1.	DESCRIPTION OF THE BUSINESS

CHC Helicopter Corporation (“CHC”) is a leading provider of helicopter transportation services to the global oil and gas industry. CHC currently operates in over 30 countries, with major operating units in Europe (Norway, the Netherlands and the United Kingdom), South Africa, Australia and Canada. CHC principally provides helicopter transportation services to the oil and gas industry for production and exploration activities as well as emergency medical and search and rescue services. The Company also provides repair and overhaul and other helicopter support services including aircraft leasing, parts sales and distribution and inventory management.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements (“financial statements”) include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”). All inter-company transactions and balances have been eliminated upon consolidation. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are in accordance with generally accepted accounting principles in the United States (“US GAAP”) except as described in Note 32.

In the opinion of management, all adjustments necessary for a fair presentation are reflected in the financial statements.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. The most significant changes are as a result of certain restatements as outlined in Note 3, the reclassification of CHC Composites Inc. (“Composites”) to continuing operations outlined in Note 6 and the restructuring of the Company’s segments as outlined in Note 25.

Foreign currency translation

Balance sheet and income statement transactions denominated in other than the functional currency of the operating divisions are translated into the divisions’ functional currency at the rate of exchange at the beginning of the month in which the transaction occurred except for material transactions which are translated at the spot foreign exchange rate. At each balance sheet date foreign currency denominated monetary assets and liabilities are revalued at the foreign exchange rate in effect at such date.

The Company’s foreign subsidiaries are financially and operationally self-sustaining. Accordingly, the current rate method is used for the translation of their financial statements to Canadian dollars upon consolidation. Under this method, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate in effect during the period. Exchange gains or losses arising from the current rate method of translation are deferred in a separate component of shareholders’ equity. Such gains or losses are included in the determination of net earnings when there is a reduction in the net investment in the foreign subsidiary as a result of a dilution or sale of part or all of the Company’s interest in the foreign subsidiary or as a result of capital transactions including dividend distributions and capital restructuring.

The Company has certain foreign currency denominated long-term debt that has been designated as effective hedges of certain of its self-sustaining foreign subsidiaries. Upon translation of such debt into Canadian dollars, any gains or losses are also deferred in a separate component of shareholders’ equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiaries.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, with banks and investments in money market instruments with original maturities of less than 90 days that are readily convertible to known amounts of cash and that are subject to an insignificant risk of a material change in value.

Inventory

Inventory consists of consumable parts and supplies relating to flying assets, which are carried at average acquisition cost, less an allowance for obsolescence, and are charged to direct costs when used in operations.

Property and equipment

Property and equipment includes flying assets, facilities and equipment that are amortized over their estimated useful lives under the following methods:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(a)	Flying assets

(i)
Aircraft, components and spares are recorded at cost and are amortized to their estimated residual value on a straight-line basis to amortization expense over their estimated service life of 15-25 years. At pre-determined intervals, as specified by the original manufacturer and aviation regulatory authorities, airframes require major inspections. The cost of these major airframe inspections and modifications for both owned and leased aircraft is capitalized and amortized to amortization expense over the lesser of their estimated useful life and remaining lease term, if applicable.

(ii)
Repairable parts are recorded at cost and are amortized to their estimated residual value on a declining balance basis. When components are retired or otherwise disposed of in the ordinary course of business, their original cost, net of salvage or sale proceeds, is charged to accumulated amortization and cost.

(b)	Facilities and equipment

Facilities are composed of hangars, heliports and other buildings housing base operations and administrative support. Equipment includes training, repair and overhaul, manufacturing and base equipment and vehicles. Such facilities and equipment are recorded at cost and are amortized to their estimated residual value on a declining balance basis at 5% and 20%, respectively. Leasehold improvements associated with leased facilities and equipment are capitalized and amortized on a straight-line basis over the respective lease term.

Investments

Long-term investments through which the Company exerts significant influence over the investee are accounted for by the equity method. Under this method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post acquisition earnings of the investee. All other long-term investments are carried at cost and income on these investments is recognized only to the extent of dividends received. When there has been a decline in the value of an investment that is other than temporary, the investment is written down to estimated net realizable value.

Joint ventures

Joint ventures are accounted for using the proportionate consolidation method in which the Company includes the proportionate share of revenues, expenses, assets and liabilities of the joint venture in the financial statements.

Intangible assets

The Company amortizes its intangible assets on a straight-line basis over their estimated useful lives ranging from 4 to 10 years. Intangible assets are reviewed for valuation on an annual basis. When events and circumstances indicate that carrying amounts may not be recoverable, a writedown to fair value is charged to income in the period that such a determination is made.

Goodwill

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of the net identifiable assets acquired. The Company reviews the goodwill of all its reporting units on at least an annual basis to ensure its fair value is in excess of its carrying value. Any impairment in the value of goodwill is charged to income in the period such impairment is determined.

Deferred financing costs

Costs incurred in connection with securing debt financing have been deferred and are amortized over the terms of the related debt.

Pre-operating expenses

The Company defers expenses net of incremental revenues related to the operations of new businesses and customer contracts in the period prior to the new business or contract being capable of consistently providing its intended product and/or service. Deferral occurs where the expenses are related directly to placing the new business or new contract into commercial service, are incremental in nature and are considered by the Company to be recoverable from the future operations and conditions of the new business or contract. Deferral ceases at the earlier of the achievement of a specified commercial activity level, the passage of a specified period of time or at the start of the new contract. Amortization of the deferred expenses related to the operations of new businesses is based on their expected period of benefit, not exceeding five years. Amortization of deferred expenses related to new contracts is amortized over the contract term. The Company periodically evaluates the recoverability of the deferred expenses from future cash flows from operations to determine whether any writedown of such deferred expenses to net recoverable amounts is required.

Impairment of long-lived assets

The Company recognizes an impairment loss on long-lived assets when their carrying value exceeds the total expected undiscounted cash flows from their use or disposition. The Company’s long-lived assets are tested for impairment when an event or change in circumstances indicates that their carrying value may not be recoverable.

Lease aircraft return costs

Lease aircraft return costs may arise under the terms of the Company’s lease agreements, which require that an aircraft be returned with its major components in a specified condition. Lease return obligations estimated to be payable on the return of leased aircraft are accrued beginning immediately after the last major maintenance cycle prior to the scheduled aircraft return date based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement.

Government assistance

Government assistance relating to the acquisition of facilities and equipment is deferred and amortized over the life of the assets to which it relates. Government assistance relating to operations is recorded as income in the same period as the related expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Revenue recognition

Revenue from helicopter operations is recognized based on the terms of customer contracts that generally provide for revenue on the basis of hours flown at contract rates or fixed monthly charges or a combination of both.

Training revenue is recognized based on the terms of customer contracts that generally provide for revenue on the basis of training hours provided.

Revenue from customer owned engine and component repair and overhaul and composites manufacturing operations is recognized on the percentage of completion basis and is measured on the basis of the sales value of the actual costs incurred and work performed. Customers are usually invoiced in advance for repair and overhaul services performed under power-by-the-hour (“PBH”) contracts. Typically, a portion of this revenue is recognized on a monthly basis to reflect ongoing services provided, with the balance recognized when the major repair and overhaul activities are completed. Any loss on repair and overhaul and composites manufacturing contracts is recognized in earnings immediately when known.

Maintenance and repair costs

Maintenance and repairs for owned and leased major components, spares and repairable parts are charged to direct costs as incurred. Certain major aircraft components are maintained by third-party vendors under PBH contractual arrangements. The maintenance costs incurred in relation to PBH contracts are expensed on the basis of hours flown.

Pension costs and obligations

The Company has defined contribution and defined benefit pension plans covering substantially all of its employees. In valuing accrued obligations for its defined benefit plans, because future salary levels affect the amount of employee future benefits, the Company uses the projected benefit method prorated on service and best estimate assumptions. Pension plan assets are carried at fair values. For purposes of calculating the expected return on assets, the Company uses the fair value of the plan assets. The excess of unrecognized net actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service life of the plan participants. Prior service costs, plan amendments and transition amounts are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using tax rates substantively enacted at the balance sheet date. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change becomes substantively enacted.

Earnings per share

Basic earnings per share is based on the weighted average number of common shares outstanding for the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents.

Stock-based compensation plans

Effective May 1, 2003, for new stock option compensation awards, the Company expenses stock option costs using the fair value method resulting in the recording of compensation expense based upon grade vesting of share options.

The Company uses the fair value method to account for specified stock-based compensation awards issued under the Company’s Stock Appreciation Rights Plan and Performance Units Plan (“SARs”) (Note 12). Compensation expense related to SARs is recognized, based on grade vesting, as the amount by which the quoted market value of the Company’s Class A subordinate voting shares on the Toronto Stock Exchange (“TSX”) exceeds the value as specified under the SARs plans.

Financial instruments

The Company periodically enters into derivative financial instruments such as foreign forward exchange contracts and equity forward price agreements to manage foreign exchange risks and stock price volatility. The Company does not enter into derivative instruments for trading or speculative purposes. To qualify for hedge accounting the financial instrument is identified as a hedge of the item to which it relates and there is reasonable assurance that it is and will continue to be an effective hedge. The Company’s policy is to formally assess and document, both at the hedge’s inception and on a quarterly basis, whether the hedging relationships have been highly effective over the period and if there have been any changes in the credit risk of the counterparty. Gains and losses on financial instruments designated as hedges of self-sustaining foreign operations are recorded in the foreign currency translation adjustment in shareholders’ equity. Gains and losses on financial instruments designated as cash flow or fair value hedges are recognized in earnings in the same period as the underlying transactions. Changes in the fair value of financial instruments not designated in hedge relationships are recognized in earnings immediately. Payments and receipts under the equity forward price agreement associated with the hedged units granted but unvested under the Company’s SARs plans are recognized as a deferred gain (loss) to be recorded as an offset to the related expense as the units grade vest.

Gains or losses associated with financial instruments that have been terminated or cease to be effective prior to maturity are deferred and recognized in earnings in the period in which the underlying hedged item is recognized. In the event a designated hedged item is sold, extinguished or matures prior to termination of the related financial instrument, gains or losses on such instrument are recognized in earnings in the current period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

3.	RESTATEMENTS

(a)	Maintenance, classification and amortization of major components, spares and repairable parts

The Company has reviewed its accounting policies and their application relating to the maintenance, classification and amortization of major components, spares and repairable parts. As a result of this review, which identified the requirement to record additional amortization on these assets and other matters, the following restatements have been implemented retroactively:

(i)
Maintenance, repair and overhaul costs incurred on major components previously accounted for using the built-in overhaul method (owned aircraft) and the accrual method (leased aircraft) are now expensed as incurred using the direct expense method of accounting for both owned and leased aircraft.

(ii)	Repairable parts are now classified entirely as capital assets and amortized over their estimated useful lives.

The Company believes the direct expense method is preferable because it eliminates the judgement and estimations needed to determine capital versus expense allocations of maintenance activities; it results in a consistent accounting policy for maintenance of both owned and leased aircraft major components; it is the predominant method used in the North American aviation industry, particularly among companies with large fleets of aircraft; and it better aligns the Company’s policies with emerging guidance for the US aviation industry.

The impact of these changes on reported prior period financial statements is as follows:

Consolidated Statements of Earnings
	Year Ended	Year Ended
	April 30, 2005	April 30, 2004
Direct costs	$24,596	$12,001
Amortization	(22,128)	(12,852)
Operating income	2,468	(851)
Income tax provision (recovery)	(437)	601
Net earnings (loss) from continuing operations	$2,031	$(250)

Earnings per share
Basic
Net earnings (loss) from continuing operations	$0.05	$(0.01)
Diluted
Net earnings (loss) from continuing operations	0.04	(0.01)

Consolidated Balance Sheet

As at
April 30, 2005
Assets
Inventory	$(156,834)
Property and equipment	88,501
$(68,333)
Liabilities and shareholders' equity
Deferred revenue	(18,346)
Other liabilities	(17,288)
Future income tax liabilities	(11,104)
Foreign currency translation adjustment	(5,474)
Retained earnings, end of year (i)	(16,121)
$(68,333)

(i)    Previously reported retained earnings at May 1, 2004 and May 1, 2003 were reduced by $18.2 million and $17.9 million, respectively.

(b)	Payroll and corporate taxes

The Company has restated certain previously issued financial information to record additional payroll taxes and related penalties, interest and other costs associated with activities in various foreign jurisdictions. As a result, net earnings from continuing operations for the fiscal years ended April 30, 2005 and 2004 decreased by $3.3 million and $2.3 million, respectively.

In connection with a review of future income tax balances the Company has corrected certain future and current income tax balances in the fiscal year ended April 30, 2005 and, as a result, recorded additional income tax expenses of $4.8 million. In addition, the Company determined that it was necessary to restate certain previously issued financial information to correct a $21 million future income tax recovery recorded in the fiscal year ended April 30, 2004 related to the disposition of certain of the Company’s European fleet and the reversal of other tax liabilities. This non-cash tax recovery has been reduced by $9.2 million for fiscal 2004.

The combined impact of the payroll and income tax adjustments and related costs on the Consolidated Statements of Earnings for the fiscal years ended April 30, 2005 and 2004 and the Consolidated Balance Sheet as at April 30, 2005 is as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Consolidated Statements of Earnings

	Year Ended	Year Ended
	April 30, 2005	April 30, 2004
Direct costs	$(4,359)	$(2,822)
Operating income	(4,359)	(2,822)
Financing charges	(418)	(522)
Income tax provision	(3,294)	(8,181)
Net earnings (loss) from continuing operations	$(8,071)	$(11,525)

Earnings per share
Basic
Net loss from continuing operations	$(0.19)	$(0.28)
Diluted
Net loss from continuing operations	(0.18)	(0.25)

Consolidated Balance Sheet

As at
April 30, 2005
Assets
Future income tax assets	$11,798

Liabilities and shareholders' equity
Payables and accruals	13,759
Income taxes payable	1,498
Future income tax liabilities	20,797
Foreign currency translation adjustment	389
Retained earnings, end of year (i)	(24,645)
$11,798

(i)	Previously reported retained earnings at May 1, 2004 and May 1, 2003 were reduced by $16.5 million and $5.0 million, respectively.

(c)	Reimbursables

Prior periods have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions. As a result, revenue and direct costs have increased by $54.9 million and $44.5 million in the fiscal years ended April 30, 2005 and 2004, respectively. This reclassification has had no impact on operating income, net earnings, retained earnings, or earnings per share.

4.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified and restated to conform to the current year’s presentation. The most significant changes include:

(a)	The restatements as outlined in Note 3;

(b)
The comparative consolidated balance sheet, statements of earnings and cash flows have been reclassified to reflect the results of Composites in continuing operations, consistent with the current year’s presentation (Note 6); and

(c)
The comparative segment information for fiscal 2005 has been restated to reflect segment results as if certain lease, PBH and associated transactions between the Company’s segments had occurred for the comparative period. The restatement is based on management’s best estimates of how these transactions would have been recorded if the operational and management restructuring had been effective on May 1, 2004. These restatements relate only to internal and eliminated transactions. Comparative fiscal 2004 segment information has not been restated (Note 25).

5.	ACCOUNTING ESTIMATES AND MEASUREMENT UNCERTAINTY

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs. The following are significant areas in which management makes significant accounting estimates:

(a)	Recoverability of pre-operating expenses

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2006, $3.7 million (2005 - $6.5 million) in unamortized pre-operating expenses, which are expected to be recoverable from the related future cash flows of such contracts and the development of new businesses, are included in other assets on the balance sheet.

(b)	Flying asset amortization

Flying assets are amortized to their estimated residual value over their estimated service lives. The estimated useful lives and associated residual values are based on management estimates. Such estimates could vary materially from actual experience.

Major airframe inspection costs and modifications are capitalized and fully amortized over the lesser of their estimated useful life and remaining lease term, if applicable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(c)	Carrying value of aircraft

Based on independent appraisals, the appraised value of the Company’s owned aircraft exceeded the carrying value by $46.7 million and $59.1 million as at April 30, 2006 and 2005, respectively (both amounts unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize aircraft. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

(d)	Inventory obsolescence

An allowance for obsolescence is provided for inventory identified as excess or obsolete to reduce the carrying costs to the lower of average acquisition cost and net realizable value. These allowances are based on management estimates, which are subject to change.

(e)	Defined benefit employee pension plans

The Company maintains both funded and unfunded defined benefit employee pension plans in the UK, Norway, Canada and the Netherlands for approximately 40% of its active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring the Company’s obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, the Company’s actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations. The Company reviews annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

(f)	Utilization of income tax losses

The Company has accumulated $117.0 million and $35.9 million in non-capital and capital losses, respectively, as at April 30, 2006. As detailed in Note 22, some of the non-capital losses expire between fiscal 2007 and 2026 and some carry forward indefinitely, while the capital losses carry forward indefinitely. The Company has determined that it is more likely than not that the benefit of $95.6 million of the non-capital losses and all of the capital losses will be realized in the future and, accordingly, has recorded future tax assets of $36.7 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

(g)	Lease aircraft return costs

Lease aircraft return costs are not known with certainty until the end of the lease term. This requires the Company to estimate the lease return obligations beginning immediately after the last major maintenance cycle. Such estimates are based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement and could vary materially from actual costs.

(h)	Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of the Company’s aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In determining whether the present value at the beginning of the lease term of the minimum lease payments is less than 90% of the fair value of the leased aircraft, the Company includes in its minimum lease payments minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, rebateable advance rentals, and asset value guarantees (Note 28).

The second criteria evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement the Company obtains an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term. These appraisals involve the use of estimates on current and future condition of, and demand for, the particular aircraft type. Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used.

The third criteria evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft. The use of different estimates of fair market value and the economic life of the aircraft could result in a different lease classification.

Certain of the Company’s operating leases have junior loans, deferred payments, rebateable advance rentals and loans receivable due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the junior loans, rebateable advance rentals and deferred payments would not be recoverable. As at April 30, 2006 no allowance has been recorded on these amounts and related accrued interest as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(i)	Consolidation of variable interest entities (“VIE”s)

Under AcG-15, the Company is required to assess the variability of outcomes under each entity that is considered a VIE to determine whether the Company is the primary beneficiary of the VIE and would thus be required to consolidate the VIE. In performing this assessment, the Company is required to make a number of estimates including a range of possible asset values at the end of the lease term. In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome. These estimates can significantly impact whether a particular VIE is required to be consolidated by the Company.

6.	DISCONTINUED OPERATIONS

The Company reclassified Composites to continuing operations in the Heli-One segment for the years ended April 30, 2005 and 2004 as it did not receive an acceptable offer for Composites while this business was held for sale. During the period that Composites was held for sale, the assets and liabilities of this business were measured using discounted future cash flows at the lower of their carrying amounts and their estimated fair value, less costs to sell. As a result, a fair value adjustment of $14.3 million was recorded in the 2005 fiscal year and allocated to property and equipment ($11.4 million) and other long-term assets ($2.9 million). This fair value adjustment is now reflected in operating income.

During fiscal 2005 the Company sold two non-core components of the Schreiner group of companies legally operating as Schreiner Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”) and realized an after-tax gain on sale of $8.6 million. Operating results from discontinued businesses have been recorded in earnings from discontinued operations up to the date of disposition. Operating results from discontinued businesses included imputed interest on debt assumed by the buyer or required to be repaid as a result of the proposed disposal transaction where appropriate.

	Year Ended April 30,
	2006	2005	2004
Revenue from discontinued operations	$-	$12,698	$6,675
Earnings (loss) from discontinued operations before income taxes (i)	$-	$15,559	$(489)
Net earnings (loss) from discontinued operations (i)	$-	$10,300	$(321)

(i)	Includes a gain on sale of discontinued operations of $13.3 million ($8.6 million after-tax) for the year ended April 30, 2005.

7.	CASH AND CASH EQUIVALENTS

At April 30, 2006 cash includes funds restricted for current taxes withheld and payable and other current obligations totalling $6.3 million (2005 - $6.8 million).

8.	PROPERTY AND EQUIPMENT

The capital cost and related accumulated amortization of the Company’s flying assets, facilities and equipment are as follows:

	Cost	Accumulated Amortization	Net Book Value
2006
Flying Assets	$990,067	$158,931	$831,136
Facilities	88,668	39,852	48,816
Equipment	129,563	83,431	46,132
	$1,208,298	$282,214	$926,084
2005 (Restated Note 4)
Flying Assets	$990,267	$161,868	$828,399
Facilities	105,445	44,644	60,801
Equipment	123,448	69,442	54,006
	$1,219,160	$275,954	$943,206

Amortization of property and equipment totalled $56.1 million in fiscal 2006 (2005 - $52.3 million).

9.	INVESTMENTS

	2006	2005
Long-term investments, at equity
Canadian Helicopters Limited ("CHL") (2006 - nil%, 2005 - 41.75%)	$-	$11,611
Inversiones Aereas S.L. (“Inaer”) (2006 - nil%, 2005 - 38%)	-	20,776
Luchthaven Den Helder C.V. (2006 - 50%, 2005 - 50%)	3,545	4,140
Long-term investments, at cost
Canadian Helicopters Limited, preferred shares	-	15,000
Other	1,877	7,279
	$5,422	$58,806

During fiscal 2006 the Company sold its remaining interest in CHL and its interest in Inaer for a total gain on sale of $37.5 million.

10.	INTANGIBLE ASSETS

	2006	2005
Customer contracts and relationships, less accumulated amortization of $0.6 million (2005 - $0.3 million)	$2,492	$3,666
Patents and registered designs, less accumulated amortization of $0.4 million (2005 - $0.2 million)	1,707	2,071
Other, less accumulated amortization of $0.3 million (2005 - $0.1 million)	607	762
	$4,806	$6,499

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

The intangible assets were acquired as part of the acquisitions of Aero Turbine Support Ltd. (“ATSL”), Multifabs Survival Ltd. and Coulson Aero Technologies Ltd. in the year ended April 30, 2005. During the year ended April 30, 2006, the Company acquired the remaining 40% non-controlling interest in ATSL.

11.	OTHER ASSETS

	2006	2005
Prepaid pension costs (i)	$100,101	$104,816
Prepaid aircraft rentals (ii)	21,042	23,168
Aircraft operating lease junior loans (iii)	40,502	15,052
Deferred charges, less accumulated amortization of $0.7 million (April 30, 2005 - $nil) (iv)	6,245	-
Deferred financing costs, less accumulated amortization of $4.4 million (April 30, 2005 - $2.9 million) (v)	6,769	8,261
Loans receivable (vi)	20,326	11,990
Pre-operating expenses (vii)	3,657	6,530
Aircraft deposits (viii)	70,872	42,975
Norway public pension scheme prepayments	6,324	6,993
Restricted cash (ix)	19,705	15,083
Other	809	148
	$296,352	$235,016

(i)
Prepaid pension costs represent accumulated contributions paid by the Company into its defined benefit employee pension plans in excess of the accumulated current and prior years’ benefit pension expense (Note 30).

(ii)	The prepaid aircraft rentals are up-front rental payments made on aircraft leased under operating leases. These rentals are being amortized over the related lease terms.

(iii)
The aircraft junior loans include junior loans, deferred payments and rebateable advance rentals, which are loans with lessors for the financing of 44 aircraft under operating leases as at April 30, 2006. Such loans bear interest at 2.5% to 7.0% (2005 - 5.2% to 8.0%) with principal and accrued interest due at maturity. These loans mature between fiscal 2007 and 2014. As at April 30, 2006, no allowance has been recorded on these loans and accrued interest as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(iv)
Deferred charges (net of accumulated amortization) at April 30, 2006 include legal and arrangement fees directly related to lease financing activities. These costs are being amortized to aircraft lease costs over the term of the related lease.

(v)
Deferred financing costs (net of accumulated amortization) at April 30, 2006 include $10.9 million (2005 - $12.8 million) in legal, bank and other fees directly related to long-term financing activities net of $4.0 million of debt premium (2005 - $4.5 million) related to the Company’s US dollar denominated senior subordinated notes. The fiscal 2004 amount also included $1.9 million of debt discount related to the Company’s euro denominated senior subordinated notes. These costs are being amortized to financing charges over the term of the related debt obligations with $1.6 million amortized in fiscal 2006 (2005 - $3.0 million). In addition, during the fiscal year ended April 30, 2005 $1.0 million in deferred financing costs were written off upon the settlement of certain debt obligations (Note 13).

(vi)
The loans receivable are non-interest bearing loans with lessors for the financing of 25 aircraft under operating leases as at April 30, 2006. Such loans mature between fiscal 2010 and 2014, at the end of the lease terms. As at April 30, 2006, no allowance has been recorded on these loans as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans. The loans receivable balance also includes a $3.9 million (2005 - $nil) loan advanced to BHS to support its operations. This loan bears interest at US LIBOR plus 5.0% and is due in equal instalments over five years.

(vii)
The pre-operating expense balance as of April 30, 2006 consists of costs incurred in the start-up phase of new contract awards and new businesses. These costs are being amortized on a straight-line basis over the lesser of five years or the terms of the related contracts from one to five years. The Company has determined that the pre-operating expenses are recoverable from future cash flows to be generated from the contracts and new businesses.

During the fiscal year ended April 30, 2006, the Company expensed $2.7 million (2005 - $2.7 million) related to the amortization of pre-operating expenses.

(viii)	Aircraft deposits are paid to manufacturers to secure deliveries at future dates, as described in Note 26.

(ix)
The restricted cash balance consists of cash that is subject to restrictions that prevent its use for current purposes, primarily cash that the Company’s reinsurance subsidiary must retain to fund its required claims reserves, cash held by the bank for the SARs hedge and deposits held as security for guarantees and bid bonds.

12.	STOCK APPRECIATION RIGHTS, PERFORMANCE UNITS AND LONG-TERM INCENTIVE PLANS

At April 30, 2006 the Company had 413,333 (2005 - 209,334) stock appreciation rights vested and unexercised at reference prices ranging from $2.93 to $24.55 per unit. At the date of exercise, cash payments are made to the holders based on the difference between the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price. The Company also had an additional 366,668 units that had been granted but not vested at April 30, 2006 (2005 - 586,666) at reference prices ranging from $13.70 to $24.55. It is anticipated that these units will vest from fiscal 2007 to 2008. The units granted under the stock appreciation rights plan vest equally over a three-year period with one-third vesting on each of the three subsequent anniversary dates.

Stock appreciation rights granted by the Company must be exercised within 10 years of the date of grant. The stock appreciation rights that vested in fiscal 2006 have expiry dates ranging from fiscal 2014 to 2015.

At April 30, 2006 the Company had 92,412 (2005 - 80,616) performance units vested and unexercised at reference prices ranging from $4.30 to $26.11 per unit. At the date of exercise, cash payments are made to the holders based on the difference between double the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price. The payments are made based on double the market value of the shares in order to compensate for the April 2005 stock split since all of the performance units outstanding at April 30, 2005 were issued prior to the stock split. The Company had no performance units that had been granted but not vested at April 30, 2006 (2005 - 34,876 at a reference price of $26.11). The performance units vest annually if the financial performance of certain of the Company’s operating divisions meets or exceeds pre-determined financial benchmarks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Performance units granted by the Company must be exercised within 10 years of the date of grant. The performance units that have vested at April 30, 2006 have expiry dates ranging from fiscal 2014 to 2016.

During the year ended April 30, 2006 the Company initiated a long-term incentive plan (“LTIP”) for executives and senior management employees. The plan is designed to reward the participants based upon long-term performance of the Company. Under the plan, executives and senior management are granted performance stock units (“LTIP units”), which are a notional Class A subordinate voting share. These LTIP units have a three-year vesting term after which the holder is entitled to a cash award calculated on the basis of the market value of the Company’s shares at the end of the vesting term adjusted by a performance factor. At April 30, 2006, the Company had 140,363 LTIP units that had been granted but were not vested.

Compensation expense with respect to these plans, with the inclusion of the associated hedging instrument, in respect of SARs (Note 21) for the year ended April 30, 2006 was $2.8 million (2005 - $0.7 million; 2004 - $2.4 million). At April 30, 2006 the Company’s liability with respect to SARs was $11.4 million (2005 - $10.4 million), which is recorded in current liabilities. The Company’s liability, with respect to LTIP, is $1.9 million and is recorded in other liabilities (Note 16).

13.	DEBT OBLIGATIONS

(a)	Long-term debt

Interest rates	Principal repayment terms	Maturity dates	2006	2005
Senior credit facilities
Non-revolving credit facilities
GBP LIBOR + margin	Quarterly	December 2009	$10,846	$16,420
Euro LIBOR + margin	Quarterly	December 2009	65,451	96,617
Revolving credit facility
CAD B.A. + margin	At maturity	December 2007	15,000	-
US LIBOR + margin	At maturity	December 2007	44,812	-
Other term loans
12% unsecured, subordinated, convertible note (Note 31)	At maturity	January 2008	4,695	4,551
2.50%	At maturity	December 2010	1,733	1,905
5.75%	At maturity	January 2008	1,008	1,121
UK Base rate + margin	Monthly	June 2007	903	1,916
UK Base rate + margin	Monthly	October 2010	-	719
Non-interest bearing	Monthly	December 2010	405	719
Non-interest bearing	At maturity	April 2012	1,799	-
Non-interest bearing	Semi-annually	April 2009	248	387
B.A. CDOR rate + margin	Semi-annually	June 2014	9,223	-
B.A. CDOR rate + margin	Semi-annually	April 2018	20,710	-
Total long-term debt			176,833	124,355
Less: current portion			(25,694)	(26,812)
			$151,139	$97,543

The applicable variable interest rates were: 30-day GBP LIBOR - 4.63% (2005 - 4.87%), 30-day Euro LIBOR - 2.67% (2005 - 2.10%), 30-day CAD B.A. - 4.09% (2005 - 2.56%), 30-day UK base rate - 4.50% (2005 - 4.75%), and six-month B.A. CDOR - 4.26% (2005 - 4.27%). Margins range from 0.80% to 1.75%.

The terms of certain of the Company’s debt agreements and helicopter lease agreements impose operating and financial limitations on the Company. Such agreements limit the extent to which the Company may, among other things, incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. During the years ended April 30, 2006 and 2005 the Company was in compliance with all material covenants and other conditions imposed by its debt and helicopter lease agreements.

During the year ended April 30, 2005 the Company agreed to the terms of revised senior credit facilities to replace the existing facilities that were due to mature in July 2005. The new senior facilities consisted of a revolving facility of US $175.0 million, a revolving facility of £ 6.8 million, a non-revolving facility of € 66.1 million and a non-revolving facility of £ 7.6 million. The terms of the revised senior credit facilities provided for increased flexibility in both financial and non-financial covenants, extension of the maturity dates for periods of three to five years, lower interest rates and increased borrowing limits.

Collateral

As collateral for the senior credit facilities, the Company has provided a $750.0 million debenture, providing a fixed charge over all material freehold and leasehold real property and all aircraft, a floating charge over all other property and a general assignment of book debts.

(b)	Senior subordinated notes

The US $400.0 million (2005 - US $400.0 million) ($448.1 million at April 30, 2006; $502.8 million at April 30, 2005) senior subordinated notes bear interest at 73/8% per annum (“the 73/8% notes”), payable semi-annually on May 1 and November 1, and are due May 1, 2014.

The 73/8% notes are unsecured senior subordinated obligations and are subordinated to all of the Company’s existing and future senior indebtedness, including borrowings under the Company’s senior credit facility. The notes will rank equally with the Company’s existing and future senior subordinated indebtedness and rank senior to all of the Company’s existing and future subordinated indebtedness. Each of the Company’s subsidiaries which guarantees borrowings under the Company’s senior credit facility jointly and severally guarantee the 73/8% notes on an unsecured senior subordinated basis. The Company’s subsidiaries incorporated in Norway and Denmark do not guarantee the notes or the senior credit facilities. Each subsidiary guarantee is an unsecured senior subordinated obligation of, and will rank equally with, all of the existing and future senior subordinated obligations of such guarantor. The 73/8% notes and the subsidiary guarantees are subordinated to all existing and future secured indebtedness of the Company and the subsidiary guarantors to the extent of the value of the assets securing such indebtedness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

The Company may redeem all or a part of the 73/8% notes on or prior to May 1, 2009 by paying 100% of the principal amount of the notes plus a make-whole premium. Thereafter, the Company may redeem in whole or in part the 73/8% notes at any time at a redemption price ranging from 100% to 103.688% of the principal amount of the senior subordinated notes being redeemed. In addition, at any time before May 1, 2007, the Company may redeem up to 35% of the aggregate principal amount of the 73/8% notes with the net proceeds of equity offerings at 107.375% of the principal amount of the notes, plus accrued interest, if at least 65% of the originally issued aggregate principal amount of the notes remains outstanding. The Company may also redeem all of the notes at 100% of their principal amount plus accrued interest if at any time the Company becomes obligated to pay withholding taxes on interest payments on the 73/8% notes as a result of a change in law. Upon the occurrence of certain change of control events, the Company will be required to make an offer to repurchase all of the notes.

(c)	Foreign currency

Total debt obligations denominated in foreign currencies and the Canadian dollar equivalent are as follows:

	2006			2005
	Debt in original currency		Canadian equivalent	Debt in original currency		Canadian equivalent
Euro		€46,454	$65,700		€59,739	$97,004
Pound sterling		£7,980	16,287		£9,189	22,081
US dollar	USD	440,000	492,932	USD	400,000	502,760
			$574,919			$621,845

(d)	Financing charges

	2006	2005	2004
		(Restated Note 4)	(Restated Note 4)
Interest on debt obligations	$43,935	$32,945	$30,636
Amortization of deferred financing costs	1,560	3,176	3,538
Foreign exchange losses (gains)	6,234	(1,200)	(6,063)
Release of currency translation adjustment (i)	2,612	-	-
Interest income	(4,587)	(464)	(1,364)
Other interest and banking expenses	4,236	3,852	3,077
	$53,990	$38,309	$29,824

(i)
During the year ended April 30, 2006, the Company settled $20.0 million of inter-company debts denominated in foreign currencies, which were designated as part of the Company’s net investments in self-sustaining foreign subsidiaries, giving rise to the recognition of a portion of the Company’s currency translation adjustment account as financing charges.

(e)	Repayment requirements

Principal repayment requirements related to the total debt obligations over the next five years are as follows:

2007	$25,694
2008	90,462
2009	24,680
2010	13,710
2011	4,544

14.	RESTRUCTURING COSTS

During the year ended April 30, 2006 the Company expensed restructuring costs of $16.3 million (2005 - $17.6 million; 2004 - $9.2 million) in connection with restructuring activities. Restructuring costs were primarily comprised of voluntary retirement and involuntary severance costs and professional and consulting fees. Of the $16.3 million expensed in the year ended April 30, 2006, $5.4 million relates to severance and termination costs.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the years ended April 30:
	2006	2005	2004
Restructuring costs accrued, beginning of year	$7,678	$1,833	$-
Expensed during the year	16,345	17,589	9,181
Restructuring costs paid during the year	(18,147)	(11,744)	(7,348)
Restructuring costs accrued, end of year	$5,876	$7,678	$1,833

15.	DEBT SETTLEMENT COSTS

During the year ended April 30, 2005, the Company expensed $2.0 million of debt settlement costs in connection with a senior credit facility revision and the redemption of its remaining 11¾% senior subordinated notes and 8% subordinated debentures.

During the year ended April 30, 2004 the Company expensed $19.7 million of debt settlement costs in connection with the retirement, in April 2004, of $140.6 million (€87.3 million) of its 11¾% notes and $143.3 million in senior credit facilities and term loans. The debt settlement costs expensed in fiscal 2005 and 2004 were comprised of premiums, professional fees, write-off of deferred financing costs and other incremental costs directly associated with debt settlement activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

16.	OTHER LIABILITIES

	2006	2005
		(Restated Note 4)
Deferred revenue and lease aircraft return costs (i)	$8,884	$8,643
Deferred government assistance (ii)	3,323	3,493
Accrued pension obligation (iii)	34,040	35,504
Deferred gains on sale-leasebacks of aircraft (iv)	60,405	53,690
Deferred gain on SARs hedge (v)	666	1,783
Insurance claims accrual (vi)	13,655	10,864
Long-term incentive plan (vii)	1,935	-
Unfavourable contract credits (viii)	6,722	14,207
Other	2,801	528
	$132,431	$128,712

(i)
Deferred revenue at April 30, 2006 includes $6.8 million (2005 - $6.5 million) of billings to customers for repair and overhaul services to be performed in future periods under PBH contracts. A significant number of the Company’s repair and overhaul contracts require customers to pay for services on an hourly flying basis. A portion of this PBH revenue is recognized on a monthly basis to reflect ongoing services being provided, with the current balance deferred and included in deferred revenue and lease aircraft return costs and the long-term balance deferred in other liabilities to be recognized in earnings when the services are performed. Lease aircraft return costs are obligations that arise under the terms of the Company’s operating lease agreements, which require that an aircraft be returned with major components in a specified condition. At April 30, 2006 the Company had provided $2.1 million (2005 - $2.1 million) in respect of these obligations.

(ii)
The Government of Newfoundland and Labrador has provided Composites with financial assistance to partially offset construction costs of plant and equipment. The assistance for construction costs is not repayable but is subject to specified conditions that, if not met, could result in the conversion of the assistance to fully paid common shares of Composites. This assistance is being amortized over the life of the related assets on the same basis as such assets are themselves amortized. At April 30, 2006 government assistance of $3.3 million (April 2005 - $3.5 million) relating to plant and equipment has been deferred to other liabilities.

(iii)
The Company has entered into supplementary retirement pension plan agreements in Canada with certain of its executives. This plan had accrued benefit obligations at April 30, 2006 of $20.6 million (2005 - $20.4 million). The Company also has an unfunded early retirement pension plan in Norway. The accrued pension obligation related to this unfunded plan and related amounts included in other liabilities at April 30, 2006 was $5.7 million (2005 - $5.3 million). Included in the accrued pension obligation at April 30, 2006 was $7.7 million (2005 - $9.8 million) related to funded defined benefit pension plans in the Netherlands that had a funding deficit upon acquisition on February 16, 2004 (Note 30).

(iv)
The deferred gains arising from certain aircraft sale-leaseback and lease-out lease-in transactions are being amortized over the lease terms.The Company has disposed of aircraft at amounts greater than book value resulting in deferred gains of $22.1 million for fiscal 2006 (2005 - $4.5 million). Deferred gain amortization of $8.9 million (2005 - $7.1 million) was recorded as a reduction of operating lease expense during fiscal 2006. On certain leases a portion of the proceeds are deferred as part of the sale-leaseback transaction agreement and have been netted against the deferred gains for the purpose of calculating the amount of the gain to be amortized. Under these lease agreements, if the aircraft are sold by the lessors at the termination of the leases for proceeds greater than the unamortized amount under the lease for such aircraft, the deferred payments may be fully payable to the Company and recorded as a gain at that time.

(v)	The deferred gain on the SARs hedge is related to the Company’s hedge of the unvested units. The gain will be recognized as these units grade vest.

(vi)
The insurance claims accrual relates solely to the Company’s reinsurance subsidiary, CHC Reinsurance S.A. The amount represents reinsurance premiums received but unearned, accruals for losses that have been reported but not yet paid and accruals for losses that have been incurred but not yet reported. The reinsurance subsidiary reinsures death and disability benefits and loss of license insurance for the Company’s Norwegian helicopter and repair and overhaul operations and for certain other external parties.

(vii)	See discussion in Note 12.

(viii)
As part of the acquisition of Schreiner, the Company valued the long-term contracts of Schreiner and recorded unfavourable contract credits for those contracts for which the return is below market. The unfavourable contract credits are being amortized over the term of the contract, for a maximum of five years, on a declining balance basis. During fiscal 2006 amortization of these unfavourable contract credits of $5.7 million (2005 -$6.7 million) was recorded as a reduction of operating expenses.

17.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value

Issued:
	Number of Shares		Consideration
	2006	2005	2006	2005
Class A subordinate voting shares	36,860	36,833	$223,241	$222,727
Class B multiple voting shares	5,861	5,866	18,413	18,431
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting employee share purchase loans			(1,502)	(1,689)
			$240,152	$239,469
Contributed surplus			$4,363	$3,291

Class A subordinate voting shares that would be
issued upon conversion of the following:
	2006	2005
Class B multiple voting shares	5,861	5,866
Share options (Note 18)	3,819	2,815
Convertible debt (Notes 13 and 31)	1,379	1,379

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Capital stock transactions

Number of shares	Class A subordinate voting shares	Class B multiple voting shares	Ordinary shares
Balance, April 30, 2004	36,756	5,877	22,000

Shares issued to employees for cash
Share option plan	55	-	-
Share purchase plan	11	-	-
Share conversions	11	(11)	-
Balance, April 30, 2005	36,833	5,866	22,000

Shares issued to employees for cash
Share purchase plan	22	-	-
Share conversions	5	(5)	-
Balance, April 30, 2006	36,860	5,861	22,000

Stated value	Class A subordinate voting shares	Class B multiple voting shares	Contributed surplus
Balance, April 30, 2004	$221,532	$18,719	$3,291

Shares issued to employees for cash
Share option plan	668	-	-
Share purchase plan	239	-	-
Share conversions	288	(288)	-
Balance, April 30, 2005	222,727	18,431	3,291

Shares issued to employees for cash
Share purchase plan	496	-	-
Share conversions	18	(18)	-
Stock based compensation expense	-	-	1,072
Balance, April 30, 2006	$223,241	$18,413	$4,363

During the year ended April 30, 2004 the Company adopted without restatement of comparative figures the Canadian Emerging Issues Committee Abstract 132, Share Purchase Financing (“EIC-132”). Under EIC-132, share purchase loans receivable are to be deducted from shareholders’ equity if such loans are not in accordance with current arm’s length market terms and conditions including interest rate, terms of interest payments and principal repayments and adequacy of security. The Company’s Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have as collateral a pledge of the related shares purchased with a fair market value of $19.9 million as at April 30, 2006. As a result, the employee share purchase loans of $1.5 million on April 30, 2006 (2005 - $1.7 million) are deducted from shareholders’ equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.

The Class A subordinate voting shares carry the right to one vote per share and the Class B multiple voting shares carry the right to 10 votes per share. Each single Class B multiple voting share may be converted into a single Class A subordinate voting share at the option of the shareholder. In all other respects the Class A subordinate voting shares rank equally and ratably with the Class B multiple voting shares.

The Company has issued 22,000,000 ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company’s Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (Note 23).

Declaration of dividends is restricted by covenants contained in certain of the Company’s debt agreements. The declaration of dividends during fiscal 2006 at $0.40 (2005 - $0.30) per participating voting share totalling $17.1 million (2005 - $12.8 million) was in compliance with these covenants.

18.	SHARE OPTION PLAN

Effective May 1, 2003, the Company began expensing share-option awards using the fair value method. This accounting change was applied prospectively in fiscal 2004 relating to share options issued on or after May 1, 2003. For the year ended April 30, 2006, the Company recorded stock based compensation of $1.1 million in the consolidated statement of earnings and as contributed surplus. There was no impact on the financial results for the years ended April 30, 2005 and 2004 as no new options were granted during fiscal 2005 or 2004. The Black Scholes option pricing model was used to estimate the fair value of options using the following estimates and assumptions:

Expected life	4 years
Expected dividend yield	1.2%
Risk-free interest rate	3.2%
Stock volatility	31%

As at April 30, 2006, 1,909,672 (2005 - 1,407,672) options to purchase a total of 3,819,344 (2005 - 2,815,344) shares of common stock were outstanding, of which 1,407,672 options to purchase a total of 2,815,344 shares of common stock were then exercisable at prices ranging from $2.13 to $15.35 per share and a weighted average exercise price of $14.25 per option. All outstanding options have exercise prices ranging from $2.13 to $24.80 per share and a weighted average exercise price of $23.54 per option (2005 - $14.25). All outstanding options expire between 2007 and 2015, ten years after the date of each respective grant. Each option is convertible into two Class A subordinated voting shares to reflect the April 2005 two-for-one stock split.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

A summary of recent share option activities is as follows:

2006
	Number of options - Exercise price range $4.26 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35 - $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11 -$30.70	Weighted average exercise price	Number of options - Exercise price $49.60	Weighted average exercise price	Total number of options	Total weighted average exercise price
Class A subordinate voting share options
Beginning of year	485	$4.28	470	$8.96	452	$30.44	-	$-	1,407	$14.25
Granted	-	-	-	-	-	-	510	49.60	510	49.60
Forfeited	-	-	-	-	-	-	(8)	(49.60)	(8)	(49.60)
End of year	485	$4.28	470	$8.96	452	$30.44	502	$49.60	1,909	$23.54
Weighted average contractual life of options outstanding	2.5 years		1.4 years		6.0 years		9.2 years		4.8 years

2005
	Number of options - Exercise price range $4.26 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35 - $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11 - $30.70	Weighted average exercise price	Total number of options	Total weighted average exercise price
Class A subordinate voting share options
Beginning of year	485	$4.28	470	$8.96	470	$30.27	1,425	$14.40
Exercised	-	-	-	-	(18)	26.11	(18)	26.11
End of year	485	$4.28	470	$8.96	452	$30.44	1,407	$14.25
Weighted average contractual life of options outstanding	3.5 years		2.4 years		7.0 years		4.3 years

19.	SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005	2004
Cash interest paid	$39,929	$24,252	$35,875
Cash taxes paid	$13,779	$11,225	$8,486

The adjustment to net earnings related to future income taxes to arrive at cash flow on the statements of cash flows is calculated as the income tax (provision) recovery adjusted for cash taxes paid. Accordingly, it includes the impact of changes in current as well as long-term income tax assets and liabilities.

20.	FOREIGN CURRENCY

Foreign currency translation adjustment

	2006	2005	2004
		(Restated Note 4)	(Restated Note 4)
Balance, beginning of year as originally stated	$(16,381)	$(9,873)	$(3,884)
Restatements (Note 3)	(5,085)	(7,732)	(9,652)
Balance, beginning of year	$(21,466)	$(17,605)	$(13,536)
Release of currency translation adjustment (Note 13(d))	$2,612	$-	$-
Translation adjustment during year	(47,408)	(3,861)	(4,069)
Balance, end of year	$(66,262)	$(21,466)	$(17,605)

The foreign currency translation adjustment represents the unrealized gain or loss on the Company’s net investment in self-sustaining foreign operations net of the hedging effect. The change in the foreign currency translation adjustment during the year results primarily from fluctuations in the Canadian dollar against other foreign currencies and changes in the size of the Company’s net investment in foreign operations.

Throughout the 2006 fiscal year the Company had designated its US$150.0 million ($168.0 million) 73/8% senior subordinated note issue as a hedge of the Company’s net investments as follows (i) US$40.0 million designated as a hedge of the net investment in the Company’s self-sustaining operations in Canada whose functional currency is the US dollar and (ii) an aggregate of US$110.0 million converted to Norwegian kroner via forward foreign exchange agreements designated as hedges of the net investment in the Company’s self-sustaining Norwegian operations. Throughout the 2006 and 2005 fiscal years the Company had also designated its US$250.0 million ($280.1 million at April 30, 2006; $314.2 million at April 30, 2005) 73/8% senior subordinated note issue as a hedge of the Company’s various net investments as follows: (i) US$100.0 million designated as a hedge of the net investment in the Company’s self-sustaining operations in Canada whose functional currency is the US dollar, (ii) US$93.5 million converted to pound sterling via a forward foreign exchange agreement designated as a hedge of the net investment in the Company’s self-sustaining operations in the UK, (iii) US$29.7 million converted to euro via a forward foreign exchange agreement designated as a hedge of the net investment in the Company’s self-sustaining operations in the Netherlands, and (iv) US$26.8 million converted to Norwegian kroner via a forward foreign exchange agreement designated as a hedge of the net investment in the Company’s self-sustaining operations in Norway. The Company had also designated its pound sterling and remaining outstanding euro denominated debt as hedges of its net investments in its self-sustaining operations in the UK and the Netherlands, respectively. Included in the foreign currency translation adjustment in shareholders’ equity at April 30, 2006 was a net foreign exchange gain of $57.0 million, net of taxes of $12.4 million (2005 - gain of $19.4 million, net of taxes of $4.2 million) related to the revaluation and repayment of the debt during the period of hedge effectiveness.

The Company reviews the effectiveness of these hedges quarterly by monitoring the relative changes in the amounts of the hedged items relative to the notional amounts of the hedging instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Year-end exchange rates

Balance sheet accounts denominated in foreign currencies and translated at year-end exchange rates have been translated to Canadian dollars at the following rates:

	2006	2005
US dollar	$1.12	$1.26
UK pound sterling	2.04	2.40
Norwegian kroner	0.18	0.20
South African rand	0.19	0.21
Australian dollar	0.85	0.98
Euro	1.41	1.62

Income statement accounts denominated in foreign currencies have been translated at the following year to date annual average exchange rates:

	2006	2005
US dollar	$1.19	$1.27
UK pound sterling	2.11	2.35
Norwegian kroner	0.18	0.19
South African rand	0.19	0.20
Australian dollar	0.89	0.94
Euro	1.44	1.61

21.	FINANCIAL INSTRUMENTS

Primary Financial Instruments

The carrying values of the primary financial instruments of the Company, with the exception of the Company’s senior subordinated notes, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes is based on quoted market prices. The fair value of these debt instruments, including the current portion, is as follows:

	April 30, 2006		April 30, 2005
	Fair value	Carrying value	Fair value	Carrying value
73/8% Senior subordinated notes	$454,282	$448,120	$490,819	$502,760

Derivative Financial Instruments Used for Risk Management

The Company regularly enters into forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to fluctuations in the Company’s net investment in self-sustaining foreign operations, expected future cash flows from foreign operations, anticipated transactions in currencies other than the Canadian dollar and stock price volatility. The Company does not enter into derivative transactions for speculative or trading purposes.

The nature, maturity, notional amount and fair market value of the Company’s derivatives used in risk management activities as at April 30, 2006 are as follows:

Hedging item	Maturity	Notional amount	Fair market value
Forward foreign exchange contracts
Sell pound sterling; buy US dollar	October 2006	£ 30,683	$-
Sell Norwegian kroner; buy US dollar	October 2006	NOK 895,443	-
Sell US dollar; buy Canadian dollar	Various	USD 86,396	9,068
Sell pound sterling; buy euro	Various	£ 30,236	(964)
Equity forward price agreement	July 2007	1,170 units	(1,230)
			$6,874

Throughout the year ended April 30, 2006, the Company continued its designation of its US $400.0 million ($448.1 million) 73/8% senior subordinated notes and related forward foreign currency contracts as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the UK, the Netherlands, and Norway. The Company has also designated other pound sterling and euro denominated debt as hedges of its net investments in its self-sustaining operation in the UK, the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and forward foreign exchange contracts are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP. When the forward foreign exchange contracts on these hedges expired at the end of fiscal 2006, the Company entered into new contracts to continue its net investment hedge program.

The Company has also entered into forward foreign exchange contracts to reduce its exposure to currency fluctuations on anticipated foreign currency revenues and expenses for certain of its operations. These relationships also qualified as effective hedges under Canadian GAAP.

In addition, the Company has hedged its obligations under the SARs plans using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in the Company’s share price. The Company accrues the liability and related expense associated with SARs based on the difference between the reference price and the hedged price. At April 30, 2006 the amount recorded in current liabilities related to SARs was $11.4 million (April 30, 2005 - $10.4 million).

Credit Risk on Financial Instruments

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company limits its credit risk by dealing only with counterparties that possess investment grade credit ratings.

Interest Rate Risk

The Company has used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt. The Company’s current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2006 without the use of interest rate derivative instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Trade Credit Risk

Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base. Included in accounts receivable is an allowance for doubtful accounts of $3.4 million at April 30, 2006 (2005 - $7.5 million).

22.	INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities are presented below:

	2006	2005
		(Restated Note 4)
Future income tax (liabilities) assets
Property and equipment	$(100,519)	$(119,644)
Long-term investments	(11,306)	(22,833)
Pension and other employee benefits	(10,504)	(15,030)
Deferred capital gains and deferred revenue	(30,699)	(15,457)
Losses carried forward	41,463	39,505
Deferred costs	348	3,717
Long-term debt	(19,380)	(4,555)
Current accounts payable and receivable	11,486	17,312
Other	4,348	3,728
Total future income tax liabilities	(114,763)	(113,257)
Valuation allowance	(7,383)	(7,049)
Net future income tax liabilities	$(122,146)	$(120,306)
Distributed as follows:
Current future income tax assets	$26,859	$28,110
Current future income tax liabilities	(8,852)	(705)
Long-term future income tax assets	39,848	57,674
Long-term future income tax liabilities	(180,001)	(205,385)
	$(122,146)	$(120,306)

The Company has recorded a $7.4 million valuation allowance in respect of its net future income tax asset in Composites, of which $4.7 million relates to losses carried forward. The prior period amounts relating to the valuation allowance have been reclassified to continuing operations as outlined in Note 6.

The Company’s income tax (provision) recovery is comprised as follows:

	2006	2005	2004
		(Restated Note 4)	(Restated Note 4)
Current income tax (provision) recovery
Canada	$(2,800)	$(3,810)	$(2,518)
Foreign	5,552	(26,169)	(7,858)
	2,752	(29,979)	(10,376)
Future income tax (provision) recovery
Canada
Recovery related to origination and reversal of temporary differences	14,646	9,022	15,574
Foreign
(Provision) recovery related to origination and reversal of temporary differences	(28,338)	(6,609)	4,505
	(13,692)	2,413	20,079
Income tax (provision) recovery	$(10,940)	$(27,566)	$9,703

As the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The income tax (provision) recovery differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before taxes as follows:

	2006	2005	2004
		(Restated Note 4)	(Restated Note 4)
Earnings from continuing operations before income taxes	$101,650	$73,785	$42,519
Combined Canadian federal and provincial statutory income tax rate	34%	35%	37%
Income tax provision calculated at statutory rate	(34,561)	(25,825)	(15,732)
(Increase) decrease in income tax (provision) recovery resulting from:
Reversal of tax liability	-	-	11,759
Rate differences in various jurisdictions	13,572	16,017	15,126
Effect of change in tax legislation	(220)	(4,224)	-
Non-deductible items	(1,187)	(3,193)	(2,392)
Large corporations tax	(470)	(457)	(230)
Other foreign taxes paid	(3,471)	(1,745)	(1,567)
Non-taxable portion of capital gains	13,617	1,154	2,544
Non-taxable income	2,669	1,274	2
Valuation allowance	(334)	(7,049)	-
Other	(555)	(3,518)	193
Income tax (provision) recovery	$(10,940)	$(27,566)	$9,703

During fiscal 2005, legislation was substantively enacted in the Netherlands to reduce the corporate income tax rate from 34.5% to 30.0%. As a result, the Company adjusted the value of its future income tax assets related to losses carried forward and other temporary differences in the Netherlands by $4.2 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

During fiscal 2004, the Company recorded an $11.8 million future income tax recovery, which is attributable to the reversal of a previously recorded tax liability as a result of the disposition of certain of the Company’s European fleet.

Tax losses

The Company has accumulated approximately $117.0 million in non-capital losses, of which $78.1 million is available to reduce future Canadian income taxes otherwise payable, $28.7 million is available to reduce future Dutch income taxes otherwise payable and the remainder is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

2007	$5,049
2008	5,219
2009	9,947
2014	12,885
2015	17,161
2026	27,816
Indefinitely	38,949
$117,026

The Company has also accumulated approximately $35.9 million in capital losses, which carry forward indefinitely and are available to reduce future capital gains realized in Canada.

The Company has provided a valuation allowance in respect of $21.4 million of the non-capital losses. The benefit anticipated from the utilization of the remaining non-capital losses and the full amount of the capital losses has been recorded as a future income tax asset.

23.	PER SHARE INFORMATION

Net earnings have been calculated based on the sum of the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding of 42,708,378 for the fiscal year ended April 30, 2006 (2005 - 42,673,079; 2004 - 42,191,906).

2006
	Net earnings			Weighted average	Net earnings per share
	Cont. ops.	Disc. ops.	Total	number of shares	Cont. ops.	Disc. ops.	Total
	$90,710	$-	$90,710	42,708
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)	-	-	-	(709)
Basic	$90,710	$-	$90,710	41,999	$2.16	$-	$2.16
Effect of potential dilutive securities:
Share options				2,076
Convertible debt	386	-	386	1,379
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)				709
Diluted	$91,096	$-	$91,096	46,163	$1.97	$-	$1.97

2005
	Net earnings			Weighted average	Net earnings per share
	Cont. ops.	Disc. ops.	Total	number of shares	Cont. ops.	Disc. ops.	Total
	$46,219	$10,300	$56,519	42,673
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)	-	-	-	(736)
Basic	$46,219	$10,300	$56,519	41,937	$1.10	$0.25	$1.35
Effect of potential dilutive securities:
Share options				1,975
Convertible debt	386	-	386	1,379
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)				736
Diluted	$46,605	$10,300	$56,905	46,027	$1.01	$0.22	$1.23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

2004
	Net earnings (loss)			Weighted average	Net earnings (loss) per share
	Cont. ops.	Disc. ops.	Total	number of shares	Cont. ops.	Disc. ops.	Total
	$52,222	$(321)	$51,901	42,122
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)	-	-	-	(776)
Basic	$52,222	$(321)	$51,901	41,346	$1.26	$(0.01)	$1.25
Effect of potential dilutive securities:
Share options				1,842
Convertible debt	493	-	493	1,379
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)				776
	$52,715	$(321)	$52,394	45,343
Add back share options anti-dilutive impact	-	-	-	24
Diluted	$52,715	$(321)	$52,394	45,367	$1.16	$(0.01)	$1.15

Per share amounts are calculated using the treasury stock method. Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company’s shares on the open market. The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the actual number of shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the average share price increases. There were 22 million ordinary shares outstanding at April 30, 2006 and at April 30, 2005, all of which are owned by the Company’s majority shareholder (Note 17). The payment of dividends on these ordinary shares requires minority shareholder approval. The shares also have no conversion rights in the hands of their holder. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

24.	CHANGE IN NON-CASH WORKING CAPITAL

	2006	2005	2004
		(Restated Note 4)	(Restated Note 4)
Receivables	$(37,743)	$(38,105)	$26,872
Inventory	(30,028)	(2,184)	6,017
Prepaid expenses	(6,047)	1,887	(17,658)
Payables and accruals	17,725	60,489	(15,390)
	$(56,093)	$22,087	$(159)

25.	SEGMENT INFORMATION

On May 1, 2005, as a result of restructuring, the Company’s operating segments were revised to reflect the current operating and management structure. The Company now operates under the following segments:

•	Global Operations;
•	European Operations;
•	Heli-One; and
•	Corporate and other.

This new segment classification is representative of the Company’s revised internal reporting and management structure. The Company has provided information on segment revenues, segment EBITDAR(ii) and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance. Transactions between operating segments are at standard industry rates.

The Company has restated comparative figures for the year ended April 30, 2005 to reflect the new operational structure as if certain lease, PBH and associated transactions between the Company’s operating segments had occurred for that period as well. This restatement is based on management’s best estimate of how these transactions would have been recorded if the operational and management restructuring had been effect on May 1, 2004. These restatements relate only to internal and eliminated transactions.

Comparative figures for the year ended April 30, 2004 have not been restated to reflect the new operational structure as accurate estimates to reflect certain lease, PBH and associated transactions between the Company’s operating segments could not be made. The consolidated results of the Company are not impacted by these items as they relate only to internal and eliminated transactions. The Company has included segmented information for the years ended April 30, 2005 and 2004 under its former organizational structure. All comparative figures under the current and former organizational structures have been restated for various restatements and adjustments as outlined in Notes 3 and 4.

The Company provides services across different geographic areas to many customers. Approximately 69% (2005 - 69% and 2004 - 73%) of the Company’s revenues in fiscal 2006 were derived from customers involved in oil and gas production and exploration. In fiscal 2006 and 2005 no single customer represented greater than 10% of revenue.

The primary factors considered in identifying segments are geographic coverage, which also impacts the nature of the Company’s operations, the type of contracts that are entered into, the type of aircraft that are utilized and segments used by management to evaluate the business. The Company includes four reporting segments in its financial statements: European Operations, Global Operations, Heli-One, and Corporate and other.

European Operations - includes oil and gas flying operations in the UK, the Netherlands, Norway, Ireland and Denmark, as well as emergency medical services and search and rescue services throughout Europe.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Global Operations - includes flying operations in Australia, Africa, the Middle East, the Americas and Asia.

Heli-One - includes helicopter lease and repair and overhaul operations based in Norway, the UK and Canada, the survival suit and safety equipment supply and manufacturing businesses and Composites.

Corporate and other - includes corporate office costs in various jurisdictions.

The accounting policies of the segments and the basis of accounting for transactions between segments are the same as those described in the summary of significant accounting policies (Note 2).

Year Ended April 30, 2006

	Global operations	European operations	Heli-One	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$330,877	$520,367	$160,108	$175	$-	$1,011,527
Add: Inter-segment revenues	350	12,773	355,013	58	(368,194)	-
Total revenue	331,227	533,140	515,121	233	(368,194)	1,011,527
Direct costs(i)	(240,305)	(425,659)	(280,060)	-	214,145	(731,879)
General and administration	-	-	-	(27,895)	-	(27,895)
Segment EBITDAR(ii)	90,922	107,481	235,061	(27,662)	(154,049)	251,753
Aircraft lease and associated costs
- Internal	(76,447)	(74,408)	(3,194)	-	154,049	-
- External	(6,769)	(1,216)	(57,491)	-	-	(65,476)
Segment EBITDA(iii)	7,706	31,857	174,376	(27,662)	-	186,277
Amortization	(4,113)	(5,946)	(47,545)	(1,048)	-	(58,652)
Restructuring costs	(975)	(1,597)	(7,640)	(6,133)	-	(16,345)
Gain (loss) on disposals of assets	295	407	(442)	(22)	-	238
Operating income (loss)	$2,913	$24,721	$118,749	$(34,865)	$-	111,518
Financing charges						(53,990)
Earnings from continuing operations before income taxes and undernoted items						57,528
Non-controlling interest						(66)
Gain on sale of long-term investments						37,558
Equity in earnings of associated companies						6,630
Income tax provision						(10,940)
Net earnings from continuing operations						90,710
Net earnings from discontinued operations						-
Net earnings						$90,710
Segment assets	$167,268	$235,158	$1,116,370	$159,553		$1,678,349
Segment capital asset expenditures	4,477	2,281	276,346	458		283,562
Segment helicopter major inspections	-	-	23,612	-		23,612

Year Ended April 30, 2005(iv)

	Global operations	European operations	Heli-One	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$292,066	$530,897	$143,765	$435	$-	$967,163
Add: Inter-segment revenues	-	10,697	381,124	2,741	(394,562)	-
Total revenue	292,066	541,594	524,889	3,176	(394,562)	967,163
Direct costs(i)	(204,782)	(430,802)	(290,040)	-	241,335	(684,289)
General and administration	-	-	-	(35,279)	-	(35,279)
Segment EBITDAR(ii)	87,284	110,792	234,849	(32,103)	(153,227)	247,595
Aircraft lease and associated costs
- Internal	(64,411)	(88,816)	-	-	153,227	-
- External	(6,984)	-	(50,848)	-	-	(57,832)
Segment EBITDA(iii)	15,889	21,976	184,001	(32,103)	-	189,763
Amortization	(3,632)	(5,539)	(42,680)	(1,248)	-	(53,099)
Restructuring costs	(1,358)	(2,864)	(3,307)	(10,060)	-	(17,589)
Gain on disposals of assets	-	-	4,104	-	-	4,104
Fair value adjustment	-	-	(14,260)	-	-	(14,260)
Operating income (loss)	$10,899	$13,573	$127,858	$(43,411)	$-	108,919
Debt settlement costs						(2,017)
Financing charges						(38,309)
Earnings from continuing operations before income taxes and undernoted items						68,593
Non-controlling interest						(288)
Equity in earnings of associated companies						5,480
Income tax provision						(27,566)
Net earnings from continuing operations						46,219
Net earnings from discontinued operations						10,300
Net earnings						$56,519
Segment assets	$175,169	$288,460	$1,048,865	$174,206		$1,686,700
Segment capital asset expenditures	13,021	2,829	219,780	383		236,013
Segment helicopter major inspections	-	-	15,539	-		15,539

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Year Ended April 30, 2005(iv)

	European flying	Int’l flying	Schreiner	Repair and overhaul	Composites	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$482,520	$234,049	$164,349	$77,303	$8,942	$-	$-	$967,163
Add: Inter-segment revenues	22,710	11,916	-	145,919	-	17,398	(197,943)	-
Total revenue	505,230	245,965	164,349	223,222	8,942	17,398	(197,943)	967,163
Direct costs	431,172	204,129	126,685	158,950	14,792	4,688	(198,295)	742,121
General and administration	-	-	-	-	-	35,279	-	35,279
Segment EBITDA(iii)	74,058	41,836	37,664	64,272	(5,850)	(22,569)	352	189,763
Amortization	(14,281)	(11,332)	(7,703)	(17,591)	(438)	(1,754)		(53,099)
Restructuring costs	(2,864)	(1,358)	(5,623)	(3,307)	-	(4,437)		(17,589)
Gain (loss) on disposals of assets	2,212	1,493	509	(110)				4,104
Fair value adjustment					(14,260)			(14,260)
Operating income (loss)	$59,125	$30,639	$24,847	$43,264	$(20,548)	$(28,760)	$352	108,919
Debt settlement costs								(2,017)
Financing charges								(38,309)
Earnings from continuing operations before income taxes and undernoted items								68,593
Non-controlling interest								(288)
Equity in earnings of associated companies								5,480
Income tax provision								(27,566)
Net earnings from continuing operations								46,219
Net earnings from discontinued operations								10,300
Net earnings								$56,519

Year Ended April 30, 2004(iv)

	European flying	Int’l flying	Schreiner	Repair and overhaul	Composites	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$482,112	$191,773	$32,490	$58,119	$6,962	$-	$-	$771,456
Add: Inter-segment revenues	16,157	11,047	-	135,490	-	13,577	(176,271)	-
Total revenue	498,269	202,820	32,490	193,609	6,962	13,577	(176,271)	771,456
Direct costs	426,165	179,470	29,111	138,188	9,006	14,627	(176,288)	620,279
General and administration	-	-	-	-	-	18,633	-	18,633
Segment EBITDA(iii)	72,104	23,350	3,379	55,421	(2,044)	(19,683)	17	132,544
Amortization	(12,948)	(7,490)	(1,512)	(10,700)	(496)	(5,390)		(38,536)
Restructuring costs	(7,114)	-	-	(849)	-	(1,218)		(9,181)
Gain (loss) on disposals of assets	2,245	1,333	(199)	-		(72)		3,307
Operating income (loss)	$54,287	$17,193	$1,668	$43,872	$(2,540)	$(26,363)	$17	88,134
Debt settlement costs								(19,716)
Financing charges								(29,824)
Earnings from continuing operations before income taxes and undernoted items								38,594
Equity in earnings of associated companies								3,925
Income tax recovery								9,703
Net earnings from continuing operations								52,222
Net loss from discontinued operations								(321)
Net earnings								$51,901

(i)
Direct costs in the segment information presented under the current organizational structure excludes aircraft lease and associated costs. In the consolidated income statement and segment information presented under the former organizational structure, these costs are combined.

(ii)	Segment EBITDAR is defined as segment EBITDA before aircraft lease and associated costs.

(iii)	Segment EBITDA is defined as operating income before amortization, restructuring costs, gain (loss) on disposals of assets and fair value adjustment.

(iv)
Comparative information has been reclassified to reflect the restatements and reclassifications as described in Notes 3 and 4, except that the segment information for the year ended April 30, 2004 has not been presented under the current organizational structure.

Geographic information

	Revenues			Property and equipment		Goodwill
	2006	2005	2004	2006	2005	2006	2005
		(Restated Note 4)	(Restated Note 4)		(Restated Note 4)
Canada	$32,911	$23,974	$21,758	$87,912	$114,973	$1,224	$1,079
United Kingdom	221,225	248,206	237,022	77,950	31,154	6,579	7,782
Norway	207,139	183,089	184,805	341,683	339,165	-	-
Africa	150,110	124,396	55,954	140,875	155,528	-	-
Australia	64,582	62,207	52,489	73,349	66,256	-	-
Denmark	28,144	35,473	28,199	25,452	31,157	-	-
The Netherlands	67,212	65,958	15,753	32,338	56,436	-	-
Other Asian countries	52,701	88,489	73,962	79,419	75,096	-	-
Other European countries	109,059	90,011	80,180	36,144	31,949	-	-
Other countries	78,444	45,360	21,334	30,962	41,492	-	-
Consolidated total	$1,011,527	$967,163	$771,456	$926,084	$943,206	$7,803	$8,861

Revenues are attributed to countries based on the location of the customer for repair and overhaul services and the location of service for flying revenue.

26.	COMMITMENTS

The Company had entered into aircraft operating leases with 25 lessors in respect of 82 aircraft included in the Company’s fleet at April 30, 2006. At inception the Company’s aircraft leases had terms not exceeding 8.5 years. At April 30, 2006 these leases had expiry dates ranging from fiscal 2007 to 2015. The Company has options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitments to do so. With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at the Company’s expense. The Company either performs this work internally through its own repair and overhaul facility or has the work performed by an external repair and overhaul service provider.

At April 30, 2006, the Company also had commitments with respect to operating leases for buildings, land and equipment. During the year ended April 30, 2006 the Company incurred aircraft operating lease and related costs of $65.5 million (2005 - $57.8 million) and other operating lease costs of $6.4 million (2005 - $4.1 million). The minimum lease rentals required under such leases were $438.2 million as at April 30, 2006 and are payable in the following amounts over the following fiscal years:

	Aircraft operating leases	Building, land and equipment operating leases	Total operating leases
2007	$75,171	$6,357	$81,528
2008	69,842	5,038	74,880
2009	64,460	4,738	69,198
2010	57,432	4,293	61,725
2011	48,962	4,036	52,998
and thereafter	72,204	25,715	97,919
	$388,071	$50,177	$438,248

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

As at April 30, 2006, the Company had ordered and made deposits (Note 11) for a number of aircraft. At April 30, 2006, the Company had committed to purchase 13 heavy and 38 medium aircraft. Total capital committed to these purchases is approximately $648.0 million (US $578.4 million). These aircraft are expected to be delivered in fiscal 2007 and beyond and will be deployed in the Company’s European Operations and Global Operations.

Where possible, the Company intends to finance these aircraft through operating leases.

27.	VARIABLE INTEREST ENTITIES

At April 30, 2006 the Company operated 19 aircraft (2005 - 19 aircraft) under operating leases with seven entities that would be considered variable interest entities (“VIEs”) under Canadian and US GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from fiscal 2007 to 2014. The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements.

Based on appraisals by independent helicopter valuation companies as at April 30, 2006, the unaudited estimated fair market value of the aircraft leased from VIEs is $134.1 million (2005 - $169.6 million). The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $17.7 million (2005 - $13.0 million).

28.	GUARANTEES

The Company has provided guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities' financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases. The leases have terms expiring between fiscal 2007 and 2014. The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans, loans receivable and deferred payments is approximately $60.8 million (2005 - $51.9 million). The resale market for the aircraft types for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

29.	CONTINGENCIES

(a)	Contingent liabilities

Petitions have been filed against subsidiaries for unspecified damages concerning helicopter accidents in prior years. It is management’s opinion that damages for which the Company may become responsible, if any, will be covered by the Company’s insurance and will therefore not have a material effect on the financial condition or results of operations of the Company.

(b)	General tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could materially increase or decrease the Company’s results of operations.

30.	EMPLOYEE PENSION PLANS

The Company maintains defined contribution employee pension plans in Canada, the UK, the Netherlands, Denmark, Australia and South Africa for approximately 50% of the Company’s active employees and certain former employees. The Company’s contributions to the defined contribution plans are based upon percentages of gross salaries. The Company’s contributions to the defined contribution plans expensed during fiscal 2006 were $5.9 million (2005 - $5.7 million).

The Company also maintains both funded and unfunded and both flat-benefit and final-pay defined benefit plans in Canada, the UK, Norway and the Netherlands for approximately 40% of the Company’s active employees. Funded plans require the Company to make cash contributions to the plan in order that there will be sufficient assets to discharge the plans’ benefit obligations as they become due. Unfunded plans do not require contributions to be paid into the plan by the Company. Rather, the Company pays the benefit obligations directly as they are due.

For the defined benefit pension plan in the UK the investment policy requires that the plan assets held under this plan be invested as follows:

Category	Percentage maximum
UK equities	42% to 48%
Overseas equities	27% to 33%
UK bonds	22% to 28%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

The assets held in the Norwegian plans are to be diversified as follows:

Category	Percentage maximum
Norwegian equities	15%
International equities	35%
Total equities	35%
Norwegian bonds	70%
High yield bonds	25%
Emerging market bonds	25%
International bonds	40%
Total bonds	100%
Money market	80%
Property funds	15%

For the assets held in the plan in the Netherlands, 80% must be invested in fixed rate investments and the remaining 20% invested in shares with a maximum deviation of 5% upwards or downwards.

While the asset mix varies in each plan, overall the asset mix at April 30, 2006 was 46% equities, 38% fixed income and 16% money market.

For all the defined benefit pension plans the overall expected long-term rates of return on plan assets have been determined in part by assessing current and expected asset allocations as well as historical and expected returns on various categories of the assets. Such expected rates of return ignore short-term fluctuations.

For the UK plans it is expected that the rate of return on the plan assets will be between 4% and 5% in excess of price inflation. For the plans in Norway and the Netherlands the expected long-term rate of return is considered in reference to the longest stated bond rates in each country.

The Company retains actuaries to measure the assets, accrued benefit obligations and funding requirements of each defined benefit plan on an annual basis at April 30 and obtains quarterly updates.

During the years ended April 30, 2006 and April 30, 2005, additional employees were added to the plan in Canada resulting in an increase of $0.5 million (2005 - $2.6 million) to both unrecognized prior service costs and benefit obligations. Also during the year, the plan in the Netherlands was changed to comply with changes to the fiscal regulations related to pensions. These changes resulted in a decrease of $0.9 million to both unrecognized prior service costs and benefit obligations.

During the year ended April 30, 2005 the plan in the Netherlands was amended from a final pay arrangement to an average pay arrangement resulting in a reduction in the accrued benefit obligation of $11.5 million at that date.

In 2005 the sale of SAMCO (Note 6), as well as terminations as part of the restructuring initiatives (Note 14), resulted in a curtailment of the Netherlands pension plan. A curtailment gain of $2.8 million from the sale of SAMCO was recorded in the results of discontinued operations in fiscal 2005 and a curtailment gain of $2.9 million related to the Company’s restructuring activities was recorded in restructuring costs in fiscal 2005. The curtailment gain for both events reflected a reduction in both the benefit obligations and unrecognized past service costs.

The consolidated changes in the benefit obligations and fair values of assets for the defined benefit plans during fiscal 2006 and 2005 are as follows:

	2006	2005
Change in benefit obligations
Benefit obligations, beginning of year	$620,398	$543,906
Current service cost	19,328	19,508
Interest cost	28,702	29,015
Amendments	(354)	(8,933)
Net actuarial and experience losses	18,450	56,970
Benefits paid	(15,726)	(16,144)
Curtailment gain	-	(2,785)
Foreign exchange rate changes	(71,637)	(1,139)
Benefit obligations, end of year	$599,161	$620,398
Change in plan assets
Fair value of plan assets, beginning of year	$490,501	$440,222
Actual return on plan assets	75,408	29,936
Employer contributions	30,775	32,898
Participant contributions	2,638	3,595
Benefits paid	(14,977)	(15,309)
Foreign exchange rate changes	(59,335)	(841)
Fair value of plan assets, end of year	$525,010	$490,501
Funded status	$(74,151)	$(129,897)
Unrecognized net actuarial and experience losses	134,938	196,830
Unrecognized prior service costs	(620)	(1,084)
Unrecognized transition amounts	715	762
Pension guarantee deposits	5,179	2,701
Total recognized net pension asset	$66,061	$69,312

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

The tables below detail as at April 30, 2006 by funded and unfunded plans, the funded status and net amount recognized on the Company’s balance sheet as prepaid pension costs reported in other assets of $100.1 million (Note 11) (2005 - $104.8 million) and accrued benefit obligations included in other liabilities of $34.0 million (Note 16) (2005 - $35.5 million).

As at April 30, 2006
	Funded plans		SERP &		Other assets	Other liabilities
	Surplus	Deficit	Unfunded Plans	Total	(Note 11)	(Note 16)
Benefit obligations	$195,556	$351,679	$51,926	$599,161	$486,569	$112,592
Fair value of plan assets	223,018	296,264	5,728	525,010	459,442	65,568
Funded status	27,462	(55,415)	(46,198)	(74,151)	(27,127)	(47,024)
Unrecognized net actuarial and experience losses	45,661	92,149	14,636	152,446	138,077	14,369
Unrecognized prior service costs	1,126	(6,701)	5,426	(149)	1,126	(1,275)
Unrecognized transition amounts	(12,442)	(4,712)	(110)	(17,264)	(17,154)	(110)
Pension guarantee deposits	4,402	777	-	5,179	5,179	-
	$66,209	$26,098	$(26,246)	$66,061	$100,101	$(34,040)

As at April 30, 2005
	Funded plans		SERP &		Other assets	Other liabilities
	Surplus	Deficit	Unfunded Plans	Total	(Note 11)	(Note 16)
Benefit obligations	$205,943	$360,254	$54,201	$620,398	$495,615	$124,783
Fair value of plan assets	214,614	275,887	-	490,501	427,087	63,414
Funded status	8,671	(84,367)	(54,201)	(129,897)	(68,528)	(61,369)
Unrecognized net actuarial and experience losses	53,217	120,921	22,692	196,830	169,392	27,438
Unrecognized prior service costs	1,251	(7,590)	5,255	(1,084)	1,251	(2,335)
Unrecognized transition amounts	-	-	762	762	-	762
Pension guarantee deposits	2,296	405	-	2,701	2,701	-
	$65,435	$29,369	$(25,492)	$69,312	$104,816	$(35,504)

The significant weighted average actuarial assumptions adopted in measuring the Company’s defined benefit pension plan obligations as at April 30 are as follows:

	2006	2005	2004
Discount rate	4.94%	5.15%	5.64%
Rate of compensation increase	3.50%	3.38%	3.38%

The significant weighted average actuarial assumptions adopted in measuring the Company’s net defined benefit pension plan expense during the year are as follows:

	2006	2005	2004
Discount rate	5.08%	5.74%	5.86%
Expected long-term rate of return on plan assets	6.66%	6.70%	6.72%

The Company’s net defined benefit pension plan expense, which excludes the impact of the curtailment gain, as noted above, is as follows:

	2006	2005	2004
Current service cost	$19,328	$19,508	$17,050
Interest cost	28,702	29,015	24,233
Actual return on plan assets	(75,408)	(29,936)	(45,507)
Excess of actual return over expected return	47,769	347	23,450
Amortization of net actuarial and experience losses	10,114	7,985	9,773
Amortization of prior service costs	(1)	(376)	603
Amortization of transition amounts	48	268	395
Participant contributions	(2,638)	(3,595)	(2,899)
Net defined benefit pension plan expense	$27,914	$23,216	$27,098

Benefits expected to be paid under the defined benefit pension plans in each of the next five fiscal years and in aggregate for the five fiscal years thereafter is as follows:

2007	$14,575
2008	16,336
2009	17,686
2010	19,376
2011	23,251
2012-2016	142,594

Employer contributions expected to be paid to the defined benefit pension plans during fiscal 2007 as required by funding regulations and law are $24.9 million.

31.	RELATED PARTY TRANSACTIONS

(a)
In the course of its regular business activities, the Company enters into routine transactions with companies subject to significant influence by the Company (most significantly Aero Contractors of Nigeria) as well as parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the years ended April 30 are summarized as follows:

	2006	2005
Revenues	$70,738	$43,518
Direct costs	446	1,298
Inventory additions	10,679	-
Capital asset additions	7,126	8,160
Net amounts receivable and payable in respect of such revenues, expenses and additions	21,878	15,044

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes (Note 13). The loan is convertible at the option of the shareholder into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.6 million (2005 - $0.7 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2006.

32.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain respects, Canadian GAAP differs from US GAAP. The effects of significant differences are described below.

(a)	Consolidated statements of earnings and comprehensive earnings

	Year Ended April 30,
	2006	2005	2004
		(Restated Notes 4 and 32(a)(iv))	(Restated Notes 4 and 32(a)(iv))
Net earnings according to Canadian GAAP	$90,710	$56,519	$51,901
Pre-operating expenses (i)	3,261	(3,515)	1,473
Tax impact of pre-operating expenses	(1,065)	1,168	(486)
Unrealized gain (loss) on ineffective hedges (ii)	43,803	(4,796)	(23,366)
Tax impact of unrealized gain (loss) on ineffective hedges	(7,256)	778	4,704
Amortization of guarantees recognized (iii)	(1,365)	(827)	(101)
Tax impact of amortization of guarantees recognized	533	225	30
Proportionate foreign currency translation loss due to partial reduction in subsidiary net investments (iv)	2,612	-	-
Tax impact of CTA loss	(891)	-	-
Other, net of tax	277	(448)	(109)
Net earnings according to US GAAP	130,619	49,104	34,046
Other comprehensive earnings
Foreign currency translation (v)	(79,713)	8,588	8,487
Minimum pension liability (vi)	23,702	(78,117)	39,178
Tax impact of minimum pension liability	(7,242)	23,412	(11,606)
Foreign currency cash flow hedges (vii)
Unrealized holding gains arising during the period	8,166	7,052	-
Less: reclassification adjustment for gains included in net earnings	(3,857)	(4,487)	-
Tax impact on foreign currency cash flow hedges	(1,575)	(1,052)	-
Unrealized gains on securities (viii)
Unrealized holding gains arising during the period	2,319	1,688	-
Less: reclassification adjustment for gains included in net earnings	(4,007)	-	-
Tax impact on unrealized gains on securities	301	(301)	-
Comprehensive earnings according to US GAAP	$68,713	$5,887	$70,105
Net earnings per share according to US GAAP
Basic	$3.11	$1.17	$0.82
Diluted	$2.84	$1.06	$0.74

(i)	Pre-operating expenses

Under Canadian GAAP, pre-operating expenses related to the operations of new businesses and customer contracts meeting certain criteria are deferred and amortized over the expected period of benefit, not exceeding five years. Under US GAAP, these pre-operating expenses are charged to earnings as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(ii)	Unrealized gain (loss) on ineffective hedges

Certain hedging transactions that qualify for deferral under Canadian GAAP do not meet the deferral criterion under US GAAP and are required to be recognized in earnings. Under US GAAP, derivatives are required to be recorded on the balance sheet at fair value with the changes in fair value recognized in earnings.

(iii)	Amortization of guarantees recognized

Under US GAAP, the provisions of Financial Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (“FIN 45”), requires the Company to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee, regardless of whether or not the liability is probable.

(iv)	Proportionate foreign currency translation loss due to partial reduction in subsidiary net investment

Under Canadian GAAP, a proportionate amount of CTA is recognized in earnings when a net investment is partially sold or reduced. Under US GAAP, CTA is only released when a net investment is substantially or completely liquidated.

(v)	Foreign currency translation

Under Canadian GAAP, foreign currency translation adjustments related to self-sustaining subsidiaries arising on consolidation are included as a separate component of shareholders’ equity until realized. Under US GAAP, the related translation adjustments are included in other comprehensive earnings. Under US GAAP, the foreign currency translation gain or loss on the revaluation of foreign currency denominated debt designated and qualifying as effective hedges of the Company’s net investments is included in other comprehensive earnings, whereas under Canadian GAAP it is included as a separate component of shareholders’ equity until realized.

(vi)	Minimum pension liability

Under US GAAP, if the accrued benefit obligation related to defined benefit pension plans exceeds the fair value of plan assets, an additional minimum liability shall be recognized with an equal amount to be recognized as an intangible asset, provided that the intangible asset recognized shall not exceed the amount of unrecognized prior service cost. Any excess of the additional minimum liability over the unrecognized prior service cost is recorded as a separate component of other comprehensive earnings net of income taxes as a minimum pension liability adjustment.

(vii)	Foreign currency cash flow hedges

Under US GAAP, changes in the fair value of foreign currency contracts qualifying as effective cash flow hedges are recorded in other comprehensive earnings net of income taxes. These amounts are recognized in net earnings as the hedged transactions occur.

(viii)	Unrealized gains on securities

Under US GAAP, unrealized holding gains and losses on available-for-sale securities are recorded in other comprehensive earnings net of income taxes. These amounts are recognized in net earnings as they are realized.

(ix)	Restatements

In accordance with US GAAP, the restatements described in Note 3 are recorded as prior period adjustments in accordance with Accounting Principles Board Opinion No. 20, Accounting Changes.

(b)	Consolidated balance sheets

			April 30, 2005
	April 30, 2006		(Restated Notes 4 and 32(a)(ix))
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Current future income tax assets	$26,859	$25,648	$28,110	$25,731
Other current assets	371,175	372,252	348,528	347,909
Property and equipment, net	926,084	927,333	943,206	944,190
Long-term future income tax assets	39,848	53,783	57,674	82,826
Other assets	314,383	300,799	309,182	285,152
	$1,678,349	$1,679,815	$1,686,700	$1,685,808
Current future income tax liabilities	$8,852	$10,177	$705	$730
Other current liabilities	267,072	263,704	291,447	291,449
Long-term debt	151,139	151,444	97,543	97,992
Senior subordinated notes	448,120	448,120	502,760	502,760
Other liabilities	132,431	173,624	128,712	277,650
Long-term future income tax liabilities	180,001	183,454	205,385	119,320
Shareholders’ equity
Class A subordinate voting shares	223,241	223,241	222,727	222,727
Class A subordinate voting employee share purchase loans	(1,502)	(1,502)	(1,689)	(1,689)
Class B multiple voting shares	18,413	18,413	18,431	18,431
Contributed surplus	4,363	3,412	3,291	2,340
Foreign currency translation adjustment	(66,262)	-	(21,466)	-
Accumulated other comprehensive earnings	-	(136,039)	-	(74,133)
Retained earnings	312,481	341,767	238,854	228,231
	$1,678,349	$1,679,815	$1,686,700	$1,685,808

(c)	Other required disclosures

	2006	2005
		(Restated Note 4)
Receivables - trade	$188,928	$175,803
Allowance for doubtful accounts	(3,399)	(7,501)
Net trade receivables	$185,529	$168,302
Payables - trade	$140,941	$130,317
Accruals	71,827	92,876
Interest accrual	16,881	13,227
Total payables and accruals	$229,649	$236,420